Exhibit 99.4

Appendix 3H - Notification of cessation of securities

Announcement Summary

Entity name

RADIOPHARM THERANOSTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday December 18, 2024

Details of +securities that have ceased

		Number of
ASX +security		+securities that		Date of
code	Security description	have ceased	The +securities have ceased due to	cessation
RADAK	OPTION EXPIRING 01-JUN-2027 EX $0.60	833,500	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	16/12/2024
RADAN	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	3,517,676	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	16/12/2024

Refer to next page for full details of the announcement

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Appendix 3H - Notification of cessation of securities

Part 1 - Announcement Details

1.1 Name of +Entity

RADIOPHARM THERANOSTICS LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type	Registration Number

ACN	647877889

1.3 ASX issuer code

RAD

1.4 The announcement is

New announcement

1.5 Date of this announcement

18/12/2024

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Appendix 3H - Notification of cessation of securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

RADAK : OPTION EXPIRING 01-JUN-2027 EX $0.60

Unquoted +equity securities that have ceased

Number of securities that have ceased

833,500

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?
16/12/2024	No

Any other information the entity wishes to notify to ASX about the cessation?

ASX +Security Code and Description

RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased

3,517,676

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?

16/12/2024	No

Any other information the entity wishes to notify to ASX about the cessation?

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Appendix 3H - Notification of cessation of securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue
RADO : OPTION EXPIRING 30-NOV-2026	79,352,040
RAD : ORDINARY FULLY PAID	2,172,960,756
RADOA : OPTION EXPIRING 24-AUG-2026	818,890,534

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
RADAK : OPTION EXPIRING 01-JUN-2027 EX $0.60	1,666,500
RADAE : OPTION EXPIRING 25-NOV-2025 RESTRICTED	5,700,006
RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	68,744,711
RADAJ : OPTION EXPIRING 01-JUL-2027 EX $0.17	13,137,976
RADAF : OPTION EXPIRING 25-NOV-2026 RESTRICTED	8,666,678
RADAG : OPTION EXPIRING 25-NOV-2026 EX $0.60	5,066,672
RADAH : OPTION EXPIRING 22-DEC-2025 EX $0.60	400,000
RADAI : OPTION EXPIRING 27-MAY-2027 EX $0.60	740,000
RADAP : OPTION EXPIRING 24-APR-2028 EX $0.09	8,955,224
RADAAA : OPTION EXPIRING 24-FEB-2025 EX $0.05	149,925,040

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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